Mail Stop 7010

							October 13, 2005

via U.S. mail and Facsimile

Yuri Itkis
Chief Executive Officer
FortuNet, Inc.
2950 South Highland Drive, Suite C
Las Vegas, Nevada 89109


Re:	FortuNet, Inc.
	Form S-1 filed September 16, 2005
	File No. 333-128391

Dear Mr. Itkis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1 filed September 16, 2005

General

1. Please file all exhibits with your next amendment, or as soon as possible. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Description of Graphics Inside the Front Cover

2. Supplementally provide us with copies of any artwork you intend to include in the prospectus.

Prospectus Summary, page 1

3. Clarify whether the gaming platforms you currently provide to your customers contain only bingo or whether the platforms contain traditional casino games but are only available in stationary devices.

4. Please discuss whether the gaming licenses that you currently hold allow you to manufacture and distribute mobile and wireless gaming devices that conduct or control traditional casino games or whether you will be required to obtain additional licenses to do so. In this regard, it appears that the gaming devices and platforms you manufacture and distribute currently only provide players the ability to play bingo. Make similar revisions throughout the prospectus as necessary.

5. Revise this section, and elsewhere as appropriate, to disclose the status of the regulations expected to be promulgated under the Nevada
Mobile Gaming Law. State, if true, that unless and until regulations are promulgated under this law, you will not be able to distribute mobile or wireless gaming devices or platforms containing traditional casino games.

The Offering, page 2
OpenIPO, page 2

6. Please revise to provide a brief description of the OpenIPO procedures. For example, provide a bulleted list of the phases of the auction process.

7. Disclose that the clearing price, and therefore the actual offering price, could be higher or lower than the price range estimated for the initial public offering.

Risk Factors, page 5

8. Throughout this section, you state that you "cannot assure", "there can be no assurance", or you "cannot be sure [of]" various facts. The real risk, however, is not your inability to assure the reader or predict the outcome of various situations. Please revise so that the risk is clear.



9. Many of your risk factor headings merely state a fact without specifying the resulting risk. Review each risk factor caption and revise them as necessary to clearly specify the risk.

10. Some of your risk factors are lengthy and could be revised into several separate risk factors. For example, on page five under the risk factor heading "We are strictly regulated...", it appears that this risk factor could be separated into risk factors relating to the risks to the company, such as:
* the risk to the company if necessary approvals are not obtained,
* the risk to the company relating to continuous scrutiny by Nevada regulatory authorities,
* the risk of failing to maintain your licenses,
* the risk that you may not obtain regulatory approval for both your company and the gaming platform in certain jurisdictions, and
* the risk resulting from being subject to tribal laws and regulations.
Review and revise your risk factors as appropriate.

The Nevada Gaming Commission may not adopt regulations..., page 6

11. Revise this risk factor to disclose whether a time frame has been established for the Nevada Gaming Commission to adopt regulations. State whether the Gaming Commission has begun the process of adopting regulations.

Our electronic bingo product operations..., page 7

12. Revise to state the percentage of total revenues you derive from your contracts leasing electronic bingo products to casinos and bingo halls. In addition, disclose the percentage of your contracts that are electronic bingo product leases.

13. Please reconcile your statements in this risk factor regarding your revenues with your statements regarding your revenues in risk factors on page eight and ten. In particular, we note the following statements:
* "We currently derive substantially all of our revenues and cash flow from our portfolio of contracts to lease electronic bingo products to casinos and bingo halls."
* "Most of our revenue is currently derived through the distribution of our bingo products through independent distributors."
* "We currently derive substantially all of our revenues by leasing our wireless gaming terminals and associated equipment to our gaming establishment customers."
Revise your risk factors, as well as the rest of your prospectus, to clearly illustrate your business model and how your business generates revenues.


If we fail to remedy certain significant deficiencies..., page 13

14. Revise this risk factor to include a cross-reference to a more detailed discussion of the significant deficiencies found by your auditors, including a statement as to when the deficiencies were found, any steps you have taken or will take to remediate the problems, and the anticipated time frame for curing the deficiencies.

Acts of terrorism, as well as other factors affecting discretionary consumer spending..., page 15

15. Please revise this risk factor to clarify the specific risk to your business. For example, state whether the reduction in visits to
Nevada gaming establishments seen after September 11, 2001 is ongoing. State whether your customers are able to discontinue their contracts with you upon an act of terrorism and a downturn in consumer spending.

We operate our business in regions subject to natural disasters..., page 15

16. We note that you anticipate a loss of revenues and assets as a result of the hurricanes that recently hit the Gulf Coast area. State whether your leases allow your customers to discontinue payments due to natural disasters. In addition, update this risk factor to quantify the extent of the damage to your physical assets.
If are not yet capable of determining the extent of the damage, state when you anticipate knowing and whether you have insurance to cover any of the losses sustained.

The closing of this offering is conditioned upon our receipt..., page
19

17. State whether you have applied to the Nevada Gaming Commission to become a registered company and for the necessary exemptions.
Disclose the risk involved if you do not receive an exemption from the mandatory licensing requirement imposed upon beneficial holders of your voting securities.

Use of Proceeds, page 23

18. We note your statements that you intend to use the proceeds from this offering to execute your growth strategy and expand inventory, although you do not have specific plans for the use of the net proceeds. We also note that you may use the proceeds to acquire businesses. Please be advised that if a material amount of the proceeds are to be used to acquire assets other than in the ordinary course of business, the assets and the costs associated with the purchase should be described. See Instruction 5 to Item 504 of Regulation S-K. If the proceeds are to be used to finance an acquisition, you should include the information required by Instruction 6 to Item 504 of Regulation S-K. In addition, you may reserve the right to change the use of proceeds; however, this reservation must be due to contingencies that are disclosed specifically, and the alternative uses of proceeds following these contingencies are indicated. See Instruction 7 to Item 504 of Regulation S-K, and revise your disclosure accordingly.

Capitalization, page 24

19. Discuss the anticipate stock split in reasonable detail, stating the reasons for conducting the split.

20. Please include your notes payable in your capitalization table to determine your total capitalization

Management`s Discussion and Analysis, page 27
Company Overview, page 27

21. Revise this section to clarify the products or platforms you currently sell or distribute and the products or platforms you intend to sell or distribute upon the promulgation of regulations by the Nevada Gaming Commission regarding mobile and wireless gaming systems. Clarify your discussions throughout the prospectus. For example, state whether you currently sell or distribute stationary gaming devices for playing bingo, traditional casino games, or both, as well as mobile or wireless devices for bingo, traditional casino games, or both. Based upon your discussions in the "Business" section on page 38, it appears that you currently offer bingo products only and plan to introduce mobile gaming units with traditional casino games such as keno and poker once the Gaming Commission promulgates regulations.

22. Discuss your company and its structure in more detail. We note the discussion on page 28 regarding the acquisition of the outstanding stock of Millennium and the statement on page one that Millennium Games is FortuNet`s wholly-owned subsidiary. State whether FortuNet has its own operations or whether it is a holding company conducting business through Millennium Games. Revise to discuss Millennium`s business operations in greater detail. In this regard, we note the discussion of the nature of the business in footnote 1 of the financial statements as of June 30, 2005.

Results of Operations, page 30

23. With regard to changes in revenue period to period, separately quantify the impact related to changes in your customer base versus the changes in your overall installed base of your systems at customer locations. In this regard, we note your disclosure on page 34 which indicates that increases in your overall installed base increases revenues without substantially increasing costs.

24. You indicate in your discussion of cost of revenue for the years ended December 31, 2004 and December 31, 2003 that a significant increase of deployed product into the market was offset by a significant reduction in installation and upgrade expenses. Expand your disclosures to quantify the amounts related to each of these factors. Clarify whether this increase and decrease in expenses is expected to continue. Clarify why there was a significant reduction in installation and upgrade expenses.

25. You refer to upgrade expenses. Clarify the nature of these costs, including whether you are required, pursuant to your rental agreements, to provide upgrades to your customers. If so, address whether these upgrades impact your revenue recognition.

Liquidity and Capital Resources, page 34

26. Your analysis of your liquidity and capital resources, particularly your cash flow analysis, should not be recitation of changes and other information evident to readers from your financial statements, but rather should provide your readers with
information
that will allow them to assess your prospects for the future.
Please
expand this section in your filing to address the items discussed in
Section IV.  Liquidity and Capital Resources of Release No. 33-
8350
"Interpretation - Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations."

Contractual Obligations table, page 36

27. Please include your long-term debt obligations in your contractual obligations table. Refer to Item 303(5) of Regulation S-
K.

Business, page 38
The Bingo Market and the Trend Towards Electronic Bingo Platforms, page 39

28. Tell us whether the 2005 Casino and Gaming Market Research
Handbook is publicly available or if you paid for the market research to be performed for your company.

Customers, page 46

29. Within this section of your Management Discussion and Analysis, please include the disclosure of the percentage of sales to significant customers as you have done on page F-10.

Research and Development, page 46

30. Disclose the estimated amount spent on research and development activities in each of the last three fiscal years. See Item
101(c)(xi) of Regulation S-K.

Sales, Marketing and Distribution, page 46

31. Disclose whether you enter into contracts with your distributors and discuss the average length of such contracts.

Securities Regulation, page 49

32. Update this section as appropriate with regard to the status of your registration and exemptions applied for from the Nevada
Gaming
Commission.

Individual Licensing Requirements, page 49

33. State whether you have filed applications with the Nevada gaming authorities for the licensing of your officers and directors.

34. State whether licensing and suitability determinations are a precondition to becoming an officer or director.

35. We note that the Nevada gaming authorities may disapprove of a change in a corporate condition. Please include a risk factor discussing the implications to the company of any such disapproval.

Requirements for Beneficial Securities Holders, page 50

36. It appears you are seeking an exemption from the licensing requirements for beneficial holders. Disclose whether this exemption will apply only to current beneficial owners or whether it will apply to future beneficial owners as well. Clarify whether an exemption from the licensing requirements will also have the effect of exempting a beneficial owner from a suitability determination.

37. Revise to disclose whether you have submitted an application for a suitability determination of your officers.

Approval of Public Offerings and Approval of Changes in Control,
page
52

38. We note your disclosures in these sections regarding the need to obtain approval from the Nevada Gaming Commission prior to making a public offering of your securities or entering into certain transactions resulting in a change of control. Please revise the risk factor section to include a risk factor regarding the possible risk to the company and shareholders if you are unable to obtain such approvals or a significant delay in obtaining approval occurs.

Fees and Taxes, page 53

39. Disclose the approximate amount of licensing fees and taxes you pay annually.

Management, page 56
Executive Officers, Significant Employees, and Directors, page 56

40. It appears that Messrs. Coronel and Jacques do not yet hold the positions stated in the table and that they will hold the positions upon the completion of the offering and licensing by Nevada gaming authorities. Please revise this section to state their job positions currently and update the information as appropriate. State when you anticipate Messrs. Coronel and Jacques becoming licensed.

Board of Directors, page 57

41. Please update this section as you name additional directors. We note that at this time you have one director, Boris Itkis, but that you anticipate having three directors, one of which is independent, at the completion of this offering. Include any consents of persons about to become directors that are required by Rule 438 of Regulation
C.

Agreements with Executive Officers and Key Personnel, page 58

42. We note that Mr. Coronel is not required to devote his full business time to the company. Please disclose the amount of time per week that he devotes to FortuNet.

2005 Stock Incentive Plan, page 59

43. Please provide a discussion of the issuance of phantom stock under the incentive plan.

Certain Relationships and Related Transactions, page 63

44. If material, you should file the business loan agreement entered into between FortuNet and BankWest. Please tell us whether this loan agreement is the same as the unsecured bank line of credit discussed in footnote four of the notes to the financial statements as of June
30, 2005. If so, please revise to state that fact and disclose that the line of credit expired in July 2005 and that you have applied to renew it. If the bank line of credit is different than the business loan agreement, please discuss the line of credit and the status of the application for extension of the line of credit. We note that the line of credit is secured by the majority shareholder of FortuNet.

45. Disclose the amount of monthly payments you are obligated to pay to Spiegel Partners LLC and discuss the advisory services provided to you by Spiegel.

46. It appears that you must pay $350,000 to Spiegel Partners LLC upon the completion of this offering for advisory services. Tell us whether you intend to use the proceeds of this offering for that purpose.

47. We note that you are obligated to pay $500,000 worth of shares at the IPO price to Spiegel as consideration for continued advisory services. Revise to disclose the approximate amount of shares that will be issued to Spiegel. In this regard, we note statements throughout the prospectus regarding the issuance of 41,667 shares to
Spiegel. Revise to clarify, if true, that upon six months of continued services, the shares issued to Spiegel can be registered for resale. Clarify whether you will owe additional amounts to Spiegel once it renders the future advisory services.

Description of Capital Stock, page 63

48. Disclose the amount of dividends paid to shareholders in the two most recent years and interim period. See Item 201(c) of Regulation
S-K.

Shares Eligible for Future Sale, page 65

49. Discuss the circumstances under which the lock-up agreement would be extended up to an additional 30 days after the expiration of the original 180 days. If the circumstances referred to relate to the issuance of an earnings release or public announcement of material news as described in the Plan of Distribution section on page 74, you may provide a cross-reference to that information.

50. We note the statement that 41,667 shares will be eligible for sale under Rule 701. It appears that these shares are to be issued to Spiegel upon completion of this offering. Please confirm our understanding. Rule 701 is available to an issuer that is not subject to the reporting requirements of section 13 or 15(d) of the
Exchange Act for offers and sales of securities under a written compensatory plan or compensation contract. See Rule 701(b) and
(c)
of the Securities Act. Additionally, in order for this section to be available to consultants or advisors, the requirements of section
(c)(1) of Rule 701 must be met. Please provide us with a detailed analysis of why you believe the shares to be issued to Spiegel Partners LLC qualify for an exemption pursuant to the rule and therefore will be able to be resold under Rule 701(g).


Plan of Distribution, page 67

51. We note that WR Hambrecht + Co, LLC intends to conduct the offering using its "OpenIPO"(r) auction process. Please indicate in your response letter whether the materials and procedures to be used in the offering and described in the Plan of Distribution section of your Form S-1 previously have been cleared by the Office of Chief Counsel for the Division of Corporation Finance and whether the materials and procedures have changed since receiving clearance from the Staff. If you cannot represent to us that these materials and procedures have been cleared by the Staff, or if WR Hambrecht has made any changes to its online offering websites or procedures, please identify any changes that it has made. In addition, please provide us with all the OpenIPO(r) auction process materials, including screen shots and the text of any communications the underwriter(s) propose to use in the electronic distribution. We may have additional comments upon review of those materials.

52. Please confirm that the information on WR Hambrecht`s website is limited to the electronic prospectus and other information permitted by Rule 134. Please provide a similar confirmation with respect to any dealers or selling group members that include such information on their websites.

53. Please give us sufficient time to review your underwriting agreement prior to requesting effectiveness. We may have additional comments upon review of the agreement.

The OpenIPO Auction Process, page 68

54. Please amend this section to include a fair and accurate description, or screen shots, of the internet web pages the investors participating in the auction will see prior to the auction.

Closing of the Auction and Pricing, page 69

55. We note that bidders who submitted successful bids will be obligated to purchase shares allocated to them regardless of whether they are aware that the registration statement has been declared effective or notices of acceptance have been sent. Please revise to clarify that the bidders will be obligated to purchase the shares in these circumstances only if the notice of effectiveness and the notice of acceptance have, in fact, been sent.

56. Please clarify the circumstances under which the underwriter may cancel or reject a valid bid. In this regard, we note the statement on page 70 that the underwriter will not cancel or reject a valid bid after notices of acceptance have been sent.

The Closing of the Auction and Allocation of Shares, page 73

57. Update the first paragraph of this section to include the appropriate number of shares to be sold in this offering, both with and without the exercise of the over-allotment option.

58. Supplementally tell us the process and procedures the underwriter will use to evaluate and consent to the sale of shares by dealers outside of the auction process. Tell us how such sales outside of the auction process would comply with our position regarding the conducting of auctions. In the event that the underwriter consents to sales outside of the auction process by participating dealers, the prospectus should be amended to fully describe the procedures to be used by the dealers.

59. Please describe the "exceptional circumstances" under which you would alter the method of allocation discussed in order to ensure a fair and orderly distribution. Please confirm to us that in the event the method of allocation is modified, you will file a prospectus supplement or post-effective amendment as appropriate.

60. Explain what you mean by the statement that "no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders." In this regard, we note the statement on page 70 that you may lower the price of the shares to include certain institutional investors and retail bidders.

61. Please include a discussion of when successful bidders must have sufficient funds in their brokerage accounts to cover the purchase of the common shares allocated to them.

Report of Independent Registered Public Accounting Firm, page F-2

62. We note that your independent registered public accountant is licensed in the state of Minnesota while your principal operations are in the state of Nevada. Confirm to us that Schechter Dokken Kanter Andrews & Selcer Ltd is in compliance with the Nevada state licensing requirements. In the event of noncompliance with Nevada state requirements, you should consider the need for additional disclosure or obtaining audit services from a different practitioner.

Balance Sheet and Statements of Stockholders` Equity, pages F-3 and
F-5

63. It appears that the company had undistributed earnings on the date its S corporation election terminated. In accordance with SAB
Topic 4B, such earnings must be included in the financial statements as additional paid in capital as this assumes a constructive distribution to the owners followed by a contribution to the capital of the company.

Notes to Combined and Consolidated Financial Statements

64. Please revise your headings to include the years ended
December
31, 2003 and 2004.

1. Significant Accounting Policies, page F-7
Property and equipment, page F-8

65. We note your depreciation policy that you use accelerated methods for your property and equipment except for rental assets in which the straight line is used. Further, we note your risk factor disclosures on page nine that you operate in a highly competitive industry and that the tastes and preferences of players of bingo and traditional casino games are known to change over time. In consideration of these risk factors, please expand your Critical Accounting Policies to address why you have not chosen to use an accelerated method for the depreciation of your rental assets, but have chosen an accelerated method for your other property and equipment.

66. Also, in consideration of the risk factors mentioned above, please expand your Critical Accounting Policies to address whether you maintain a reserve for your rental assets that are on hand, but are not expected to be currently used.

67. Disclose the nature of the accelerated methods of depreciation related to your property and equipment.

Revenue Recognition

68. Your stated policy indicates that the Company recognizes revenues as the devices are used in accordance with the each lease agreement.
Revise to clarify what you mean by this statement. Specifically address how you determine the appropriate period and amount of rental revenue for rentals based on usage as well as for rentals based on the percentage of revenue that the device generates for the lessee.
Refer to paragraph 19 of SFAS 13.

69. You indicate in your critical accounting policy section on page
28 that you recognize revenue when "play or availability of our gaming platform" exists. Please revise your disclosure to clarify what you mean by this.

70. We note your disclosure under the section Customer Support on page 47 that you provide comprehensive support services to all your customers. Tell us whether your customer support represents a separate deliverable as contemplated by EITF 00-21. Provide us with sufficient evidence to support your conclusions.

71. We note your disclosure on page 27 that you typically install your electronic bingo systems at no charge to your customers and that you capitalize all direct costs. Please include a discussion in your significant accounting policies that discloses the typical costs that are capitalized, the period over which you capitalize these costs, and the basis for when you recognize these expenses. Refer to paragraph 19c of SFAS 13. In this regard, we note your discussion under expenses that installation costs and initial shipment costs associated with new customer lease contracts are expensed as cost of revenue in the period in which the equipment is deployed.

Research and Development

72. You indicate on page 31 and 34 that your research and development costs may change significantly from quarter to quarter depending on whether you purchase new test and hardware and software development tools. Expand your disclosure to indicate your accounting for these tools. Ensure your policy addresses the notion of alternative future uses. We assume that since you appear to be expensing these costs as incurred these tools do not have alternative future uses as contemplated in paragraph 11a of SFAS 2.

Production Costs

73. You indicate on page 34 that your production costs may change significantly depending on the purchase of major manufacturing tools, such as plastic molding tools. Expand your disclosure to indicate your accounting for major manufacturing tools. Address why these costs are not capitalized to property, plant and equipment.

Commissions

74. We note that commissions paid are a material component of your sales and marketing expense. Please disclose your accounting policy related to this material expense.

75. In light of your disclosures on page 47 which indicate that all of your leased products are warranted by you and maintained at no extra cost to the customer, please provide the warranty disclosures require by paragraph 14 of FIN 45.




3. Other Assets, page F-10

76. We note your disclosure, "Other assets also include a signing bonus the Company paid in accordance with the terms of a five year lease agreement to lease gaming devices to a customer." Please expand your disclosure to explain why you were required to pay this bonus and address the appropriateness of deferring this cost. Disclose the period over which you will amortize this deferred cost.

Income taxes, page F-12

77. We note your breakout of domestic and international revenues on page 47. Please expand your disclosures to address why your income tax provision does not contain a provision for foreign income tax.

11. Acquisition of minority interests, page F-15

78. We note your disclosure that you allocated the excess of the estimated fair values attributable to the interests in net assets acquired over the purchase price to reduce the cost values assigned to non-current assets. Please expand your disclosure to address how you determined the appropriate amount by which to reduce your property, plant and equipment and non-compete agreement. In this regard, we note that paragraph 44 of SFAS No. 141 requires a pro rata allocation to the amounts that otherwise would have been assigned.

13. Proforma net income per share, page F-16

79. We note you intend to effect an 83,500-to-1 common stock split prior to completing the proposed IPO. As such, please revise your historical financial statements to reflect the stock split. Refer to
SAB Topic 4C.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ryan Rohn, Staff Accountant, at (202) 551-
3739
or, in his absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or me at (202) 551-3760
with any other questions.


	Sincerely,



	Pamela A. Long
	Assistant Director


cc: 	Thomas J. Morgan, Esq.
	Scott D. DeWald, Esq.
	Quentin D. Vaughan, Esq.
	Lewis and Roca LLP
	40 North Central Avenue
	Phoenix, Arizona 85004-4429
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Yuri Itkis
FortuNet, Inc.
October 13, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE